                                 GRAUBARD MILLER
                                600 THIRD AVENUE
                            NEW YORK, NEW YORK 10016

FACSIMILE:                                                        DIRECT DIAL:
(212) 818-8881                                                    (212) 818-8638

                                                    December 8, 2004

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 0511
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re: Millstream II Acquisition Corporation
                Registration Statement on Form S-1
                Amendment 1 filed November 12, 2004
                File No. 333-119937
                -------------------

Dear Mr. Reynolds:

         On behalf of Millstream II Acquisition Corporation ("Company"), we
respond as follows to the Staff's comments received on December 7, 2004 relating to the above-captioned Registration Statement. Please be advised that in addition to responding to the Staff's comments, the Company has increased the number of Units being offered under the Registration Statement from 3,500,000
Units to 4,000,000 Units, and the underwriters' overallotment option has been correspondingly increased from 525,000 Units to 600,000 Units. Further, all corresponding references to shares of common stock and the warrants comprising the Units have also been changed to reflect the increase in the offering amount.
Captions and page references herein correspond to those set forth in Amendment
No. 2 to the Registration Statement, a copy of which has been marked with the changes from the initial filing. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

GENERAL
-------

     1.   WE NOTE YOUR REFERENCE TO THE TERM "SPECIAL PURPOSE ACQUISITION
          COMPANY" OR "SPAC" THROUGHOUT THIS REGISTRATION STATEMENT. WE FURTHER
          NOTE THAT THE TERM

United States Securities and Exchange Commission
December 8, 2004

          SPAC WAS USED BY AFFILIATES IN PREVIOUS REGISTRATION STATEMENTS BUT
          WAS DEFINED AS "SPECIFIED PURPOSE ACQUISITION COMPANY." THE STAFF AT
          THIS TIME BELIEVES THAT THERE COULD BE CONFUSION IN THE USE OF THE
          TERM SPAC IN THE CURRENT OFFERING FROM EARLIER REFERENCES TO THE TERM
          WHICH HAD A DIFFERENT MEANING. FURTHER, THE STAFF IS CONCERNED THAT
          THE USE OF THE TERN SPECIAL PURPOSE ACQUISITION COMPANY MAY BE
          CONFUSING TO INVESTORS BECAUSE THE PURPOSE OF THE COMPANY APPEARS TO
          BE THE SAME AS MOST OTHER BLANK CHECK COMPANIES.

          IN ORDER FOR THE STAFF TO FURTHER EVALUATE THE USE OF THE TERM SPAC IN
          THE CURRENT OFFERING, PLEASE PROVIDE THE FOLLOWING: 1) A HISTORICAL
          CHRONOLOGY OF THE USE OF THE TERM SPAC; 2) THE LAST TIME IT WAS USED
          AND ITS MEANING AT THAT TIME; 3) THE PREVIOUS DEFINITION OF A SPECIFIC
          PURPOSE ACQUISITION COMPANY, 4) THE DEFINITION OF A SPECIAL PURPOSE
          ACQUISITION COMPANY; AND 5) HOW THE COMPANY HAS A "SPECIAL PURPOSE"
          THAT IS DISTINCT FROM THE ORDINARY DEFINITION OF A BLANK CHECK
          COMPANY.

     The Company has revised the disclosure to delete the terms "SPAC" and
"Special Purpose Acquisition Company" from the Registration Statement.

2.   PRIOR TO THE EFFECTIVENESS OF THE COMPANY'S REGISTRATION STATEMENT, THE
     STAFF REQUESTS THAT WE BE PROVIDED WITH A COPY OF THE LETTER OR CALL FROM
     THE NASD THAT THE NASD HAS NO ADDITIONAL CONCERNS.

     We will provide you with a copy of the NASD letter or arrange for a call to you from the NASD once the NASD has no additional concerns.

3.   PRIOR TO EFFECTIVENESS PLEASE PROVIDE AN UPDATE WITH RESPECT TO THOSE
     STATES IN WHICH THE OFFERING WILL BE CONDUCTED.

     To date, we have only received comments from the State of Maryland. We responded to comments from the State of Maryland on November 23, 2004. We have included certain changes in Amendment No. 2 in connection with the foregoing response. We hereby confirm that we will resolve all outstanding comments from state regulatory agencies in which we have applied to have the units registered for sale prior to the effectiveness of the registration statement.

PROSPECTUS SUMMARY
------------------

4.   WE NOTE THE REPRESENTATION THAT THE SPECIAL PURPOSE ACQUISITION COMPANY
     "WILL BE ABLE TO ACQUIRE AN OPERATING BUSINESS IN ANY INDUSTRY WHICH WE
     BELIEVE HAS SIGNIFICANT GROWTH POTENTIAL." (EMPHASIS ADDED). THIS
     DISCLOSURE APPEARS TO BE PROMOTIONAL AND VAGUE. CONSIDER REVISING THE
     DISCLOSURE TO NOTE, FOR EXAMPLE, OUR SEARCH IS NOT LIMITED TO A PARTICULAR
     INDUSTRY AND OUR OBJECTIVE IS TO ACQUIRE AN OPERATING BUSINESS WHICH CAN
     MARKET AND DISTRIBUTE, ON A WORLDWIDE BASIS, COST-EFFECTIVE AND INNOVATIVE
     PRODUCTS AND HAS AN EXISTING REVENUE STREAM.

United States Securities and Exchange Commission
December 8, 2004

     We have removed the above-reference disclosure in the Registration
Statement.

5.   THE STAFF IS CONFUSED WITH THE DISCLOSURE IN THE FOURTH PARAGRAPH THAT "WE
     INTEND TO FOCUS ON VARIOUS INDUSTRIES WHERE CHANGES IN INDUSTRIAL
     TECHNOLOGY PROVIDE PARTICULAR OPPORTUNITIES FOR GROWTH." (EMPHASIS ADDED).
     PLEASE CLARIFY OR DELETE.

     We have revised the above referenced disclosure to indicate that the
Company intends to focus on industrial businesses such as chemical and other material science companies, energy companies, medical product manufacturers and producers of manufacturing equipment.

6.   IN THIS SECTION, YOU MAKE SEVERAL ASSERTIONS REGARDING MARKET CONDITIONS.
     SUPPLEMENTALLY, PLEASE PROVIDE US WITH REASONABLE SUPPORT FOR THE FOLLOWING
     ASSERTIONS AND SUMMARIZE THE SUPPORT LATER IN THE PROSPECTUS. IF A THIRD
     PARTY IS THE SOURCE OF THE INFORMATION, PLEASE NAME THE THIRD PARTY AND THE
     PUBLICATION WHERE THE INFORMATION CAN BE FOUND. IF THE INFORMATION IS NOT
     READILY AVAILABLE TO THE PUBLIC, PLEASE FILE THE THIRD PARTY'S CONSENT TO
     BEING NAMED IN THE PROSPECTUS AND TO THE SUMMARY CONTAINED IN THE
     DISCLOSURE.

     o    "INNOVATIVE INDUSTRIAL TECHNOLOGIES HAVE GIVEN SMALL AND MEDIUM-SIZED
          COMPANIES THE ABILITY NOT ONLY TO COMPETE WITH LARGER ORGANIZATIONS,
          BUT TO LEAPFROG EXISTING PRODUCTS, PROCESSES AND SERVICES AND
          ESTABLISH NEW MARKET LEADERSHIP."

     o    "WE BELIEVE THAT COMPANIES WITH THESE TYPES OF INNOVATIONS OBTAIN A
          COMPETITIVE EDGE AND THE OPPORTUNITY FOR RAPID AND SUSTAINABLE
          GROWTH."

     o    "INNOVATIONS OF THIS NATURE OCCUR FREQUENTLY IN CHEMICALS AND OTHER
          MATERIAL SCIENCES, ENERGY, MEDICAL PRODUCTS AND MANUFACTURING
          PROCESSES."

         IF YOU CANNOT PROVIDE US WITH ADEQUATE SUPPORT FOR THESE ASSERTIONS,
         YOU SHOULD DELETE THEM. ALSO PLEASE CLARIFY VAGUE TERMS SUCH AS
         "INNOVATIVE INDUSTRIAL TECHNOLOGIES," "NEW MARKET LEADERSHIP,"
         "COMPETITIVE EDGE" AND "RAPID AND SUSTAINABLE GROWTH." FURTHER NOTE
         THAT THE SUMMARY SECTION SHOULD BE FACTUAL RATHER THAN PROMOTIONAL AND
         SHOULD BE REVISED TO REMOVE ALL PROMOTIONAL STATEMENTS. NO SPECULATIVE
         INFORMATION SHOULD BE INCLUDED, UNLESS CLEARLY LABELED AS THE OPINION
         OF MANAGEMENT OF THE COMPANY ALONG WITH DISCLOSURE OF THE REASONABLE
         BASIS FOR SUCH OPINIONS OR BELIEFS.

     We have revised the disclosure in the Registration Statement to remove the above referenced statements.

USE OF PROCEEDS
---------------

     7.   WE NOTE THE DISCLOSURE IN THE PENULTIMATE PARAGRAPH ON PAGE 14, THAT
          "ANY AMOUNTS NOT PAID AS CONSIDERATION TO THE SELLERS OF THE TARGET
          BUSINESS MAY BE USED TO FINANCE

United States Securities and Exchange Commission
December 8, 2004

          OPERATIONS OF TARGET BUSINESS OR TO EFFECT OTHER ACQUISITIONS, AS
          DETERMINED BY OUR BOARD OF DIRECTORS AT THAT TIME." GIVEN THE TERMS OF
          THE OFFERING (FAIR MARKET VALUE OF THE TARGET BUSINESS), THAT THE
          INITIAL TARGET BUSINESS MUST HAVE A MARKET VALUE EQUAL TO AT LEAST 80%
          OF THE COMPANY'S ASSETS AT THE TIME OF SUCH ACQUISITION, IT WOULD
          APPEAR THAT THE COMPANY WOULD HAVE A MINIMAL AMOUNT OF FUNDS AND A
          POSSIBLE CHANGE IN CONTROL. IT IS UNCLEAR HOW THE COMPANY COULD EFFECT
          OTHER ACQUISITIONS. PLEASE CLARIFY OR DELETE.

     The Company has the ability to utilize cash derived from the proceeds of this offering, its capital stock, debt or a combination of cash, capital stock and debt, in effecting a business combination. This is indicated in the sixth risk factor on page 7 of the Registration Statement as well as in the first paragraph under the section entitled "Management's Discussion and Analysis of
Financial Condition and Results of Operations." The fourth paragraph of the section entitled "Use of Proceeds" also explains that "[t]o the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust account as well as any other net proceeds not expended will be used to finance the operations of the target business." Therefore, it is possible that the Company could consummate a business combination using primarily capital stock and/or debt and have substantial funds remaining from the offering available to it following such a business combination in order to effectuate additional acquisitions.
Accordingly, we believe the above-referenced statement is adequately disclosed in the Registration Statement and that no revision to the disclosure is necessary.

8.   PLEASE RECONCILE THE AMOUNT OF MISCELLANEOUS EXPENSES OF $48,695.22 WITH
     THE AMOUNT IN PART II, OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION IN THE
     AMOUNT OF $47,695.22.

     In previous offerings of this type reviewed by the Commission, the issuers of such offerings were required by the Commission to include a separate line item in the "Other Expenses of Issuance and Distribution" table of Part II of the Registration Statement for the $1,000 initial acceptance fee charged by
Continental Stock Transfer & Trust Company to act as trustee for the Company's trust account. Such issuers were then required to include in a footnote to the table disclosure relating to the annual fees that were to be charged by
Continental to such issuers. Accordingly, we have followed this previous practice and done so in this offering. We therefore do not believe any revision to the disclosure in the Registration Statement is necessary.

PROPOSED BUSINESS
-----------------

INTRODUCTION
------------

9.   WE NOTE THE FOLLOWING STATEMENTS:

     o    "WE BELIEVE THAT AS A RESULT OF THE DECLINE IN THE UNITED STATES
          EQUITY, MARKETS OVER THE PAST SEVERAL YEARS, MANY PRIVATELY HELD
          COMPANIES HAVE BEEN SHUT OFF FROM THE PUBLIC MARKETPLACE."

     o    "ADDITIONALLY, WE FEEL THAT AS THE ECONOMY HAS SLOWED, MANY COMPANIES
          ARE ATTEMPTING TO DIVEST NON-CORE ASSETS AND DIVISIONS AND VALUATIONS
          OF THESE ASSETS AND DIVISIONS HAVE DECREASED SIGNIFICANTLY."

United States Securities and Exchange Commission
December 8, 2004

          SUPPLEMENTALLY, PLEASE PROVIDE US WITH REASONABLE SUPPORT FOR THE
          ASSERTIONS AND SUMMARIZE THE SUPPORT IN YOUR PROSPECTUS. IF YOUR
          SUPPORT COMES FROM THIRD PARTIES, PLEASE NAME THEM IN THE PROSPECTUS
          AND FILE AS EXHIBITS THEIR CONSENTS TO BEING NAMED IN THE PROSPECTUS
          AND TO THE SUMMARY OF THEIR REPORTS. IF YOU CANNOT PROVIDE US WITH
          SUPPORT FOR THESE ASSERTIONS, YOU SHOULD DELETE THEM.

     We have revised the disclosure in the Registration Statement to remove the above-referenced assertions.

10.      WE NOTE THAT BUSINESS SECTION APPEARS PROMOTIONAL, RATHER THAN FACTUAL,
         AND SHOULD BE REVISED TO REMOVE ALL PROMOTIONAL STATEMENTS. NO
         SPECULATIVE INFORMATION SHOULD BE INCLUDED, UNLESS CLEARLY LABELED AS
         THE OPINION OF MANAGEMENT OF THE COMPANY ALONG WITH DISCLOSURE OF THE
         REASONABLE BASIS FOR SUCH OPINIONS OR BELIEFS. FOR EXAMPLE WE NOTE THE
         STATEMENT "[D]UE TO THESE FACTORS, WE BELIEVE THAT THERE ARE
         SUBSTANTIAL OPPORTUNITIES TO EFFECT ATTRACTIVE ACQUISITIONS AND THAT,
         AS A PUBLIC ENTITY POSSESSING BROAD INVESTMENT AND ACQUISITION
         EXPERTISE, WE ARE WELL POSITIONED TO IDENTIFY TARGET ACQUISITIONS AND
         TO EFFECT A BUSINESS COMBINATION TO TAKE ADVANTAGE OF THESE CURRENT
         TRENDS." PLEASE REVISE THE BUSINESS SECTION TO REMOVE ALL PROMOTIONAL
         STATEMENTS.

         We have revised the business section to remove all promotional statements.

FACILITIES
----------

11.  PLEASE SPECIFY THE COST OF RENT EACH MONTH FOR THE OFFICE SPACE.

     As previously stated in the Registration Statement under the section entitled "Facilities," the cost of rent for the Company's executive offices is included in the $7,500 per-month fee 400 Building LLC charges the Company for general and administrative services pursuant to a letter agreement between the
Company and 400 Building LLC. Accordingly, we do not believe any revision to the disclosure in this section is necessary.

LEGAL PROCEEDINGS
-----------------

12.  PLEASE DISCLOSE WHETHER THERE ARE ANY PENDING OR CONTEMPLATED LEGAL
     PROCEEDINGS AGAINST YOU OR YOUR OFFICERS AND DIRECTORS IN THEIR CAPACITY AS
     SUCH.

     We have been advised that there are no legal proceedings of any kind involving the Company or any of the Company's officers and directors in their capacities as such. Accordingly, no disclosure is necessary.

United States Securities and Exchange Commission
December 8, 2004

FINANCIAL STATEMENTS
--------------------

GENERAL
-------

13.  YOUR ATTENTION IS DIRECTED TO SECTION 210.3-12 OF REGULATION S-X AND THE
     POSSIBLE NEED FOR UPDATED FINANCIAL STATEMENTS AND RELATED DISCLOSURES.

     Duly noted.

14.  YOU ARE REMINDED THAT A CURRENTLY DATED CONSENT OF THE INDEPENDENT
     ACCOUNTANTS WITH TYPED SIGNATURE SHOULD BE INCLUDED IN ANY AMENDMENT TO THE
     REGISTRATION STATEMENT.

     Duly noted. A currently dated consent of the independent accountants with typed signature has been included as Exhibit 23.1 to Amendment No. 2 to the
Registration Statement.

PART II
-------

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
-------------------------------------------

15.  BECAUSE YOUR MISCELLANEOUS EXPENSES ACCOUNT FOR AT LEAST 10% OF THE
     OFFERING EXPENSES, PLEASE LIST THESE MISCELLANEOUS EXPENSES WITH MORE
     SPECIFICITY.

     As a result of the increase in the size of the offering, and the corresponding increase in registration fees, miscellaneous expenses no longer exceed 10% of the offering expenses, and therefore we believe a listing of such miscellaneous expenses should no longer be necessary.

     If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                                  Very truly yours,

                                                  /s/ Jeffrey M. Gallant

                                                  Jeffrey M. Gallant

cc:  Arthur Spector
     David M. Nussbaum
     Steven Levine
     Floyd Wittlin